UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act of 1934

(Amendment No. 2)

FIRST AMERICAN CAPITAL CORPORATION

(Name of Issuer)

Common Stock

(Title of Class of Securities)

31848M 10 2

(CUSIP Number)

James H. Ingraham, General Counsel

Brooke Corporation

10950 Grandview Drive

Suite 600

Overland Park, KS 66210

(800) 642-1872

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 2, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 2 of 6 Pages

SCHEDULE 13D

CUSIP No. 31747M10 2

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Brooke Corporation I.R.S. No. 48-1009756
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization USA, a Kansas corporation

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power -0- 8. Shared Voting Power -0- 9. Sole Dispositive Power -0- 10. Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person -0-
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) -0-
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 31848M 10 2	Page 3 of 6 Pages

This Amendment No. 2 amends the Schedule 13D previously filed by the Brooke Corporation with the Securities and Exchange Commission on November 13, 2003 (the “Schedule 13D”), as previously amended by Amendment No. 1 to the Schedule 13D previously filed by Brooke Corporation on July 12, 2004, and is being filed by the Brooke Corporation in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended, and refers only to information which has materially changed since the filing of the Amendment No. 1 to the Schedule 13D. The items identified below, or the paragraphs of such items, are amended as set forth below. Except as specifically amended by this Amendment No. 2, the Schedule 13D, as heretofore amended, remains in full force and effect.

Item 1.	Security and Issuer

Item 2.	Identity and Background

(a)	Name: Brooke Corporation

(b)	Address: 10950 Grandview Dr., Suite 600, Overland Park, KS 66210

(c)	Occupation: Franchising, facilitator services (e.g. business consulting and lending), and insurance brokerage services. The principal place of business is 10950 Grandview Dr., Suite 600, Overland Park, KS 66210.

(d)-(e)	Sanctions: During the last five years, Brooke Corporation has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has Brooke Corporation, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, a result of which was to subject it to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(e)	Citizenship: United States of America (Place of formation: State of Kansas)

Schedule A to this Statement contains a list of information regarding the executive officers and directors of Brooke Corporation required by General Instruction C to this Statement, which Schedule A is incorporated herein by reference with respect to each officer and director of Brooke Corporation.

Item 3.	Source and Amount of Funds or Other Considerations

Item 4.	Purpose of Transaction

CUSIP No. 20651H 10 2	Page 4 of 6 Pages

Item 5.	Interest in Securities of the Issuer

(a)	Aggregate Number and Percentage of Common Stock Beneficially Owned: no shares of common stock or 0% of Issuer’s common shares outstanding

(b)	Number of shares of common stock over which Brooke Corporation has

(i)	sole power to vote or direct the vote:	None
(ii)	shared power to vote or direct the vote:	None
(iii)	sole power to dispose or direct the disposition of:	None
(iv)	shared power to dispose or direct the disposition of:	None

(c)	On March 2, 2005, Brooke Corporation sold its 450,500 shares of First American Capital Corporation (“FACC”) common stock to FACC in a privately negotiated transaction, receiving $770,355 in cash ($1.71 per share), along with warrants to purchase up to 150,000 shares of FACC common stock at prices ranging from $1.71 per share to $5.00 per share. Brooke Credit Corporation, the finance subsidiary of Brooke Corporation, financed $570,355 of FACC’s cash purchase and intends to sell the loan to an unaffiliated investor. The warrants received in the transaction are exercisable in 2012 or immediately prior to any earlier change of control involving FACC, are subject to certain covenants and conditions, and expire no later than 2015.

(d)	None.

(e)	March 2, 2005.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 7.	Material to be Filed as Exhibits

Schedule A Brooke Corporation Executive Officers and Directors

CUSIP No. 20651H 10 2	Page 5 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 3, 2005
Date

BROOKE CORPORATION

/s/ Anita F. Larson
Anita F. Larson, President and Chief Operating Officer

Page 6 of 6 Pages

SCHEDULE A

Name & Address*	Business Information	Citizenship
Robert D. Orr	Director, Chairman of the Board and Chief Executive Officer	U.S.A.

Leland G. Orr	Director, Chief Financial Officer, Treasurer and Assistant Secretary	U.S.A.

Anita F. Larson	Director, President and Chief Operating Officer	U.S.A.

John L. Allen 100 Main Street Cincinnati, OH 45202	Director	U.S.A.

Joe L. Barnes 108 East Third Street Smith Center, KS 66967	Director	U.S.A.

Derrol D. Hubbard 73-405 El Paseo, #32-D Palm Desert, CA 92260	Director	U.S.A.

Michael S. Hess	President, Brooke Brokerage Corporation and CJD & Associates, L.L.C.	U.S.A.

Michael S. Lowry	President, Brooke Credit Corporation	U.S.A.

Shawn T. Lowry	President, Brooke Franchise Corporation	U.S.A.

Daniel M. Berger	Vice President	U.S.A.

James H. Ingraham	General Counsel and Secretary	U.S.A.

* if no address is indicated, the address is 10950 Grandview Drive, Suite 600, Overland Park, KS 66210.